UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

CONSENT STATEMENT PURSUANT TO SECTION 14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[X] Preliminary Consent Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Consent Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material under Rule 14a-12

CHEETAH NET SUPPLY CHAIN SERVICE INC.
(Name of Registrant as Specified in Its Charter)

TAKEOVER TIME 2026 LLC
NATASHA YURYEVNA OVSEPYAN
JOURDAN PIERCE MATTHEWS
WALTER FRANKLIN HARRIS
CAROL GRIMES
YAN QIN
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):
[X] No fee required
[ ] Fee previously paid with preliminary materials
[ ] Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY CONSENT STATEMENT
SUBJECT TO COMPLETION
DATED OCTOBER 7, 2026

PRELIMINARY LETTER TO FELLOW STOCKHOLDERS

TAKEOVER TIME 2026 LLC
8403 NE 138th Street, Kirkland, Washington 98034
October 7, 2026

Dear Fellow Stockholders of Cheetah Net Supply Chain Service Inc.:

Takeover Time 2026 LLC is furnishing this preliminary consent solicitation statement in connection with a proposed solicitation of written consents concerning the composition of the Board of Directors of Cheetah Net Supply Chain Service Inc. ("Cheetah Net" or the "Company"). Certain participants in this solicitation beneficially own shares of the Company's Class A common stock; their interests are described under "Participants in the Solicitation."

Takeover Time is seeking stockholder support for one integrated written-consent action designed to replace the Company's current Board with the five Takeover Time nominees. The action is divided into three mutually conditioned proposals: (1) set the number of directorships at five immediately before the replacement becomes effective; (2) remove, without cause, the five current directors and any additional directors placed on the Board before effectiveness, other than the Takeover Time nominees; and (3) immediately thereafter elect Natasha Yuryevna Ovsepyan, Jourdan Pierce Matthews, Walter Franklin Harris, Carol Grimes and Yan Qin to fill the five directorships. None of the three proposals is intended to become effective unless all three are approved and capable of becoming effective as part of the same integrated action.

Takeover Time is pursuing this solicitation because it believes stockholders should consider changes in board oversight in light of the Company's substantial equity issuances and reverse stock splits during 2026, the Company's disclosed ineffective disclosure controls and material weaknesses in internal control over financial reporting, the concentration of the Chairman, Chief Executive Officer and interim financial-officer functions in Huan Liu following the resignation of the Company's CFO, and the size and status of the receivable arising from the Company's terminated Shanghai Kesheng investment arrangement.

These are Takeover Time's views. The Company may disagree with Takeover Time's analysis and may make its own solicitation or other public statements. Stockholders should review both parties' SEC filings and make their own decisions.

The accompanying preliminary consent card is not yet a definitive solicitation card and should not be used to submit a consent until definitive materials are furnished.

Sincerely,

TAKEOVER TIME 2026 LLC

By: Natasha Yuryevna Ovsepyan, Managing Member

PRELIMINARY CONSENT SOLICITATION STATEMENT

GENERAL INFORMATION

This Preliminary Consent Solicitation Statement is being furnished by Takeover Time 2026 LLC and the other participants identified herein in connection with a proposed solicitation of written consents from stockholders of Cheetah Net Supply Chain Service Inc. The solicitation is not being made on behalf of the Company's Board of Directors.

The Company is a Delaware corporation. Its current bylaws permit stockholder action without a meeting in accordance with Section 228 of the Delaware General Corporation Law ("DGCL"). Section 3.2 of the Company's bylaws currently provides that the number of directors may range from one to nine, as determined by the Board from time to time, and states that the initial number is five. Section 8.5 permits stockholders to amend the bylaws, while the Certificate of Incorporation and Section 8.5 also give the Board authority to amend the bylaws subject to applicable law and any stockholder-adopted restriction.

The Company's current certificate of incorporation provides that each share of Class A common stock has one vote and each share of Class B common stock has fifteen votes. The Company reported on September 30, 2026 that approximately 1,332,087 shares of Class A common stock and approximately 1,358 shares of Class B common stock were issued and outstanding, representing approximately 1,352,457 votes in the aggregate. No record date for this consent solicitation has yet been fixed, so the exact number of shares and votes entitled to consent as of the record date cannot presently be determined.

INFORMATION CONCERNING THE COMPANY; RULE 14a-5(c)

Takeover Time does not currently intend to rely on Exchange Act Rule 14a-5(c) to omit information that is available and required by Schedule 14A. This revised preliminary consent statement therefore includes the applicable information available to Takeover Time from the Company's public filings and other information reasonably available to Takeover Time. To the extent issuer-specific information required by Schedule 14A is not presently available because the Company has not yet distributed a proxy statement containing that information for the relevant solicitation, Takeover Time undertakes to supplement its disclosure and provide such omitted information to security holders when it becomes publicly available and before definitive consents are used to effect the proposed corporate action.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Outstanding voting securities. The Company's September 30, 2026 Form 8-K reported approximately 1,332,087 shares of Class A common stock and approximately 1,358 shares of Class B common stock issued and outstanding after giving effect to the September 2026 reverse stock split and the treatment of fractional shares. Each Class A share is entitled to one vote and each Class B share is entitled to fifteen votes. Based on those figures, the outstanding shares represented approximately 1,352,457 votes in the aggregate. These are the latest publicly reported outstanding-share figures available to Takeover Time and are not the final record-date figures for this solicitation.

Record date. No record date for this consent solicitation has yet been fixed. The criteria for determining the stockholders entitled to consent are described under "Record Date and Consent Period."

Security ownership of management and principal holders. The Company's July 6, 2026 information statement, using a June 16, 2026 record date, disclosed that Huan Liu beneficially owned 203,456 shares of Class B common stock, representing 100% of the Class B common stock then outstanding, including shares held through FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED, which the Company stated was 100% owned by Mr. Liu. The same information statement disclosed 727 pre-September-reverse-split Class A shares beneficially owned by Xianggeng Huang and no shares beneficially owned by Huibo Deng, Xiangan Ruan or Huiping (Catherine) Chen. The Company's September 23, 2026 Form 8-K reported 203,456 Class B shares outstanding immediately before the 1-for-150 reverse split, and its September 30, 2026 Form 8-K reported approximately 1,358 Class B shares outstanding after the split and fractional-share adjustment. Takeover Time has not identified a later public filing reporting a disposition of Class B shares by Mr. Liu. Accordingly, to the extent known to Takeover Time from public filings, Mr. Liu remains the only person known to Takeover Time to beneficially own more than five percent of an outstanding voting class and is believed to beneficially own approximately 100% of the outstanding Class B common stock. Takeover Time is not aware, based on the Company's latest public ownership disclosure and subsequent public filings reviewed through October 7, 2026, of any other person currently beneficially owning more than five percent of an outstanding voting class. Because the Company's ownership information has not been updated by the Company to the record date for this solicitation, Takeover Time cannot independently verify changes, if any, in beneficial ownership occurring after the dates of the Company's public ownership disclosures.

APPRAISAL OR DISSENTERS' RIGHTS

Stockholders are not entitled to appraisal or similar dissenters' rights under Section 262 of the Delaware General Corporation Law in connection with the matters presented in this consent solicitation. The proposed actions concern an amendment to the Company's Bylaws fixing the number of directors for the replacement action, removal of directors and election of replacement directors; they do not constitute a merger, consolidation, conversion, transfer, domestication, continuance or other transaction for which appraisal rights are provided under DGCL Section 262. Accordingly, no statutory procedure is required to preserve appraisal rights with respect to Proposals 1, 2 or 3, and a stockholder's failure to withhold consent or abstain will not constitute a waiver of appraisal rights because no such appraisal rights apply to these proposals.

THE PROPOSED ACTIONS

Takeover Time currently expects the definitive consent solicitation to present the following three coordinated actions separately and in the following order:

- Proposal 1 - Board Size for the Replacement Action: amend Section 3.2 of the Bylaws so that the number of directors is five immediately before the removal and election actions become effective. The proposal does not prohibit a later bylaw amendment by a duly constituted Board or by stockholders.

- Proposal 2 - Removal: remove, without cause, Huan Liu, Xianggeng Huang, Xiangan Ruan, Huiping (Catherine) Chen and Huibo Deng and any other person, other than a Takeover Time nominee, who is elected, appointed or designated to the Board after the date of this Preliminary Consent Statement and before the integrated action becomes effective.

- Proposal 3 - Election of the Five Replacement Directors: immediately after Proposals 1 and 2 become effective, elect Natasha Yuryevna Ovsepyan, Jourdan Pierce Matthews, Walter Franklin Harris, Carol Grimes and Yan Qin to fill the five directorships.

In plain English, stockholders are being asked to approve one complete five-for-five Board replacement. Proposal 1 does not ask stockholders to elect or fill any additional seats; it makes the number of directorships five at the effective time. Proposal 2 removes the incumbents and any additional directors added before effectiveness. Proposal 3 then fills the resulting five directorships with the five Takeover Time nominees.

WHY THE THREE PROPOSALS ARE LINKED

DGCL Section 211(b) permits stockholders to elect directors by less-than-unanimous written consent in lieu of an annual meeting only when all directorships to which directors could be elected at an annual meeting held at the effective time are vacant and are filled by the written-consent action. If the Board remains at five seats, the five Takeover Time nominees correspond to those five directorships. The reason for Proposal 1 is defensive: if the incumbent Board increases the number of directorships above five before the consent action becomes effective, merely removing the additional directors would leave additional vacant directorships. Proposal 1 therefore resets the number of directorships to five as part of the same integrated action; Proposal 2 separately removes all covered incumbent or additional directors; and Proposal 3 fills the five resulting directorships.

POTENTIAL EFFECTS OF A CHANGE IN CONTROL

If all three proposals become effective, all five current directors would be removed and the five Takeover Time nominees would be elected, resulting in a change in control of the Board of Directors. Whether that Board-level change constitutes a "change in control" for purposes of any particular contract, compensation arrangement or other agreement depends on the terms of that agreement. The discussion below is based on the Company's publicly filed agreements and SEC reports available to Takeover Time as of the date of this revised preliminary consent statement. The statements below concerning potential post-election actions describe Takeover Time's present intentions and the matters it currently expects to recommend for prompt consideration by the newly constituted Board. They are not irrevocable commitments by any nominee. If elected, each nominee would be required to evaluate the facts and circumstances then existing and exercise independent judgment consistent with applicable contractual obligations, Delaware fiduciary duties and other applicable law.

Executive Employment and Management Structure. The Board replacement would not, by itself, remove Huan Liu from his officer positions as Chief Executive Officer or Interim Chief Financial Officer or automatically terminate his employment agreement. The Company's publicly filed employment agreement with Mr. Liu provides for automatic renewal unless terminated and permits the Company to terminate the agreement without just cause upon 30 days' written notice; the agreement provides for payment of base salary through the date of termination. The Company's Bylaws also provide that officers are chosen by the Board and may be removed by the Board with or without cause, subject to contractual rights and applicable law. If the nominees are elected, Takeover Time currently intends to recommend that the newly constituted Board promptly evaluate the Company's senior-management structure, including Mr. Liu's continued service as Chief Executive Officer and Interim Chief Financial Officer, and determine whether changes in the Chief Executive Officer, Chief Financial Officer or other officer positions are in the best interests of the Company and its stockholders. Any removal from office, termination of employment or appointment of replacement officers would be undertaken in accordance with the Company's Bylaws, applicable employment agreements, Delaware law and the directors' fiduciary duties.

Equity Incentive Compensation. The Company's Amended and Restated 2024 Stock Incentive Plan provides that the Compensation Committee may, in its sole discretion, waive repurchase or forfeiture periods and other terms, conditions or restrictions applicable to Restricted Stock or Restricted Stock Units, including upon a change in control. The Plan therefore permits discretionary acceleration or waiver of restrictions in connection with a change in control, but the Plan does not provide for automatic acceleration merely because the composition of the Board changes. The Company reported outstanding nonvested awards under the Plan as of June 30, 2026. Takeover Time has not identified in the Company's publicly filed materials any award agreement requiring automatic acceleration solely because the five incumbent directors are replaced. Any rights under outstanding awards would remain governed by the Plan and the applicable award agreements.

Director Compensation and Indemnification. If the proposals become effective, the incumbent directors' service as directors would end. Future compensation for service on the Board would therefore cease following their removal, subject to any accrued rights or obligations under applicable director compensation arrangements. The Company has also filed indemnification agreements with members of the incumbent Board. The removal of a director does not, by itself, eliminate contractual or statutory indemnification rights relating to service before removal; the continued scope of any such rights would be determined under the applicable agreement and Delaware law.

At-the-Market Sales Agreement. The Company's August 21, 2026 sales agreement with Pacific Century Securities, LLC does not identify a change in Board composition as an automatic termination event. Section 11(b) of that agreement gives the Company the right, in its sole discretion, to terminate the agreement upon 15 days' prior written notice. The agreement also provides that obligations relating to pending sales and specified provisions survive termination. If the nominees are elected and the ATM agreement remains in effect, Takeover Time currently intends to recommend that the newly constituted Board promptly direct the Company to terminate the ATM agreement in accordance with its terms, while honoring any pending-settlement and surviving contractual obligations. Any such action would be taken only after the Board evaluates the then-existing facts, the Company's financing needs, the agreement, applicable law and the directors' fiduciary duties.

Pending JoyPak Acquisition. The Company's September 15, 2026 Membership Interest Purchase Agreement for the proposed acquisition of JoyPak Supply LLC is binding on the Company in accordance with its terms unless terminated pursuant to the agreement. The agreement gives the Company specified pre-closing termination rights, including in certain circumstances arising from due diligence, material breach, governmental orders, failure to close within the contractual period, and a reasonable determination that material closing conditions or deliverables are unlikely to be satisfied. The agreement also provides that, upon a qualifying termination other than as a result of the Company's breach, the Sellers are required to return the Initial Payment without deduction or setoff. If the acquisition remains pending when the nominees are elected, Takeover Time currently intends to recommend that the newly constituted Board promptly review the Purchase Agreement, the results of due diligence and the Company's available contractual rights and, if a contractual termination right is then available and the Board determines that exercising it is in the best interests of the Company and its stockholders, terminate the proposed acquisition rather than proceed to Closing. The nominees do not intend to cause the Company to breach the Purchase Agreement. If the acquisition has already closed before the proposed Board change becomes effective, the newly constituted Board would instead review the acquired business and available strategic alternatives.

Unsecured Loans and Other Receivables. The Company has disclosed unsecured loan receivables, including loans to Hongkong Sanyou Petroleum Co Limited and Asia Finance Investment Limited, with contractual maturity dates and other terms. Certain filed Sanyou loan agreements provide that, if an Event of Default exists, the lender may declare the outstanding balance immediately due and payable. If elected, the nominees expect the newly constituted Board to conduct an immediate review of the Company's material third-party loan and other receivables. Takeover Time currently intends to recommend that the Company seek voluntary early repayment where commercially appropriate, exercise any contractual acceleration or enforcement rights that are available following an Event of Default or other contractual trigger, decline extensions that the Board determines are not in the Company's best interests, and enforce payment when contractual maturity dates occur. Nothing in this statement is intended to suggest that the Company may accelerate a loan in the absence of a contractual or legal right to do so.

Shanghai Kesheng Receivable. The Company's June 30, 2026 Form 10-Q, as subsequently updated with respect to the repayment terms, states that Shanghai Kesheng is required to repay RMB 280,000,000 to the Company's subsidiary in a single lump-sum payment on or before December 30, 2026, with 5% annual overdue interest beginning December 31, 2026 if the full amount is not timely repaid. If elected, Takeover Time currently intends to recommend that the newly constituted Board prioritize collection of this receivable, monitor compliance with the applicable safeguarding and repayment obligations, seek voluntary earlier repayment where appropriate, and evaluate and exercise all contractual and legal enforcement remedies available if Shanghai Kesheng fails to comply with its obligations or does not timely repay the amount due.

Other Agreements. Based on Takeover Time's review of the Company's publicly filed material agreements, Takeover Time has not identified a provision that automatically accelerates Company indebtedness, automatically terminates a material commercial agreement, or requires a change-in-control payment solely because all five directors are replaced through this solicitation. The Company may have non-public agreements or other arrangements not available to Takeover Time that contain provisions affected by a change in control. If additional material information concerning such arrangements becomes available before definitive materials are furnished, Takeover Time will update this disclosure as appropriate.

RECORD DATE AND CONSENT PERIOD

The record date has not yet been determined. Under DGCL Section 213(b), the Board may fix a record date for action by written consent. If no record date has been fixed and no prior Board action is required for the proposed action, the statute provides that the record date is the first date on which a signed consent setting forth the proposed action is delivered to the Company in accordance with DGCL Section 228.

DGCL Section 228(c) provides that the action will not become effective unless consents signed by a sufficient number of holders are delivered to the Company within 60 days of the first date on which a consent is delivered to the Company. Under DGCL Section 228(d), a consent may be delivered to the Company's principal place of business, to an officer or agent having custody of the book in which stockholder proceedings are recorded, to the Company's Delaware registered office by hand or by certified or registered mail, return receipt requested, or to a properly designated information processing system in accordance with the statute. The first consent should therefore not be delivered until the operative resolutions, record-date strategy and solicitation mechanics have been finalized.

Post-action notice. If the proposed action becomes effective by less than unanimous written consent, DGCL Section 228(e) requires prompt notice of the taking of the action to stockholders as of the record date who did not consent and who would have been entitled to notice had the action been taken at a meeting. Takeover Time intends to comply with that notice requirement if the integrated action becomes effective.

REVOCATION OF CONSENTS

Under DGCL Section 228(c), unless otherwise provided, a consent may be revoked at any time before the action authorized by the consent becomes effective. A holder of record who has executed a consent may revoke it by delivering a written revocation that is signed and dated by the holder and clearly identifies the consent being revoked. A later-dated, properly executed consent that is validly delivered before the action becomes effective will supersede an earlier consent to the extent it addresses the same proposal or nominee. If a consent has already been delivered to the Company, a revocation should be delivered to Cheetah Net Supply Chain Service Inc., 8707 Research Drive, Irvine, California 92618, and a copy should also be sent to Takeover Time 2026 LLC, 8403 NE 138th Street, Kirkland, Washington 98034. Stockholders whose shares are held in street name through a broker, bank or other nominee must follow the instructions of that intermediary to revoke or change a previously submitted instruction. A revocation must be received before the applicable corporate action becomes effective.

VOTE REQUIRED

Voting Power. The Company's Certificate of Incorporation provides that each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to fifteen votes. The Company's September 30, 2026 Form 8-K reported approximately 1,332,087 shares of Class A common stock and approximately 1,358 shares of Class B common stock issued and outstanding after giving effect to the September reverse stock split, representing approximately 1,352,457 votes in the aggregate. Those figures are not the final Record Date figures. Because the Record Date has not yet been fixed and the number of outstanding shares may change before the Record Date, the exact numerical voting threshold will be determined from the voting securities actually outstanding and entitled to consent as of the Record Date.

Proposal 1 - Board Size for the Replacement Action. Section 2.7 of the Company's Bylaws provides that corporate action other than the election of directors is authorized by a majority of the votes cast at a meeting at which a quorum is present, unless otherwise provided by law or the Company's governing documents. Section 2.9 of the Bylaws and DGCL Section 228 require written consents representing not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. Accordingly, Proposal 1 requires affirmative written consents representing more than 50% of the total voting power of the outstanding shares entitled to consent as of the Record Date. Based solely on the Company's approximate September 30, 2026 outstanding-share figures, that would correspond to approximately 676,229 votes; the final Record Date threshold may differ.

Proposal 2 - Removal. Section 3.4 of the Company's Bylaws provides that stockholders may remove any director, with or without cause, by the affirmative vote of holders of a majority of the Company's voting stock, subject to applicable law and the Certificate of Incorporation. DGCL Section 141(k) likewise provides, subject to applicable statutory exceptions, for removal by holders of a majority of the shares then entitled to vote at an election of directors. Accordingly, Proposal 2 requires affirmative written consents representing more than 50% of the total voting power of the outstanding shares entitled to consent as of the Record Date. Based solely on the Company's approximate September 30, 2026 outstanding-share figures, that would correspond to approximately 676,229 votes; the final Record Date threshold may differ.

Proposal 3 - Election of the Five Replacement Directors. Section 2.7 of the Company's Bylaws provides that directors are elected by a plurality of the votes cast and expressly provides that a majority is not required. Section 2.9 of the Bylaws and DGCL Section 228 require written consents signed by holders having not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shares entitled to vote were present and voted. DGCL Section 211(b) further provides that, for a less-than-unanimous written-consent election of directors in lieu of an annual meeting, all directorships to which directors could be elected at an annual meeting held at the effective time must be vacant and must be filled by the written-consent action. Accordingly, Proposal 3 does not have a separate majority-vote requirement for each nominee; each nominee will be evaluated under the Company's plurality standard together with the written-consent requirements of the Bylaws and DGCL Sections 211 and 228. If another candidate is validly presented in a competing solicitation, the nominees receiving the greatest number of votes cast for the available directorships would prevail under the plurality standard, subject in all cases to satisfaction of the written-consent requirements and the condition that all directorships capable of being elected at the effective time are vacant and filled by the action. The three proposals are mutually conditioned; none is intended to become effective unless all three are approved and capable of becoming effective as part of the same integrated action.

HOW CONSENTS WILL BE COUNTED; UNMARKED CARDS, ABSTENTIONS, WITHHOLDS AND BROKER NON-VOTES

Signed and dated consent cards with no voting selection marked. If a stockholder of record signs, dates and validly delivers a consent card but does not mark any of the boxes for Proposal 1 or Proposal 2, the stockholder will be deemed to have CONSENTED to that proposal. If a stockholder signs, dates and validly delivers a consent card but does not mark any of the boxes for a nominee under Proposal 3, the stockholder will be deemed to have CONSENTED to the election of that nominee. A stockholder may avoid this treatment by marking the applicable WITHHOLD CONSENT or ABSTAIN box. A consent card that is not signed and dated will not be treated as a valid consent.

Proposal 1 - Board Size for the Replacement Action. A mark of CONSENT will be counted as an affirmative consent. A mark of WITHHOLD CONSENT or ABSTAIN will not be counted as an affirmative consent. Because Proposal 1 requires affirmative written consents representing more than 50% of the total voting power of the outstanding shares entitled to consent as of the Record Date, a WITHHOLD CONSENT, an ABSTAIN, a broker non-vote or a failure to return a valid consent will have the same practical effect as a vote against Proposal 1 for purposes of determining whether the required affirmative voting power has been obtained.

Proposal 2 - Removal of the Incumbent Directors. A mark of CONSENT will be counted as an affirmative consent. A mark of WITHHOLD CONSENT or ABSTAIN will not be counted as an affirmative consent. Because Proposal 2 requires the affirmative written consent of holders representing a majority of the Company's voting stock entitled to consent as of the Record Date, a WITHHOLD CONSENT, an ABSTAIN, a broker non-vote or a failure to return a valid consent will have the same practical effect as a vote against Proposal 2 for purposes of determining whether the required affirmative voting power has been obtained.

Proposal 3 - Election of the Five Replacement Directors. A mark of CONSENT for a nominee will be counted in favor of that nominee. A mark of WITHHOLD CONSENT or ABSTAIN for a nominee will not be counted as an affirmative consent for that nominee and will not increase that nominee's plurality total. Broker non-votes likewise will not be counted as affirmative consents for any nominee. Proposal 3 remains subject to the plurality standard described above, the written-consent requirements of the Company's Bylaws and DGCL Sections 211 and 228, and the condition that all directorships that could be elected at an annual meeting held at the effective time be vacant and filled by the written-consent action.

Street-name shares and broker non-votes. If shares are held through a broker, bank or other nominee, the beneficial owner must follow that intermediary's voting-instruction procedures. The proposals in this consent solicitation concern a contested Board change and are not expected to be matters on which a broker, bank or other nominee may exercise discretionary voting authority without instructions from the beneficial owner. If the intermediary does not receive instructions and therefore does not submit an affirmative consent with respect to a proposal or nominee, the shares will not be counted as affirmative consents on that matter. Beneficial owners should provide instructions to their broker, bank or other nominee if they want their shares to be represented in the consent solicitation.

BACKGROUND AND REASONS FOR THE SOLICITATION

The following discussion states Takeover Time's reasons for pursuing the solicitation. It distinguishes the Company's disclosed facts from Takeover Time's opinions.

Equity Issuances and Reverse Stock Splits

The Company disclosed that it entered into stock purchase agreements in January 2026 for the sale of 33,450,000 pre-split Class A shares for aggregate gross proceeds of approximately $40.14 million. After giving retroactive effect to the Company's April 2026 1-for-200 reverse stock split, the Company reported that the February 2026 private placement represented 167,250 Class A shares.

The Company also disclosed that, under its March 2026 at-the-market program, it sold an aggregate of 2,775,000 Class A shares on a post-1-for-200-split basis before that program was terminated in June 2026. In August 2026, the Company entered into a new sales agreement under which it may offer and sell Class A common stock having an aggregate offering price of up to approximately $35.28 million. In a Form 8-K filed September 30, 2026, the Company reported that, as of September 25, 2026, it had sold approximately 196,850,000 Class A shares under that ATM program on a pre-1-for-150-split basis. The September 30 Form 8-K did not state that the ATM program had been terminated or exhausted.

The Company effected a 1-for-200 reverse stock split in April 2026 and a further 1-for-150 reverse stock split effective in September 2026. Takeover Time believes the frequency and scale of these capitalization changes warrant enhanced board-level scrutiny of financing strategy, dilution, capital allocation and stockholder voting power.

Internal Controls and Financial Reporting Oversight

In its Form 10-K for the year ended December 31, 2025, management concluded that the Company's disclosure controls and procedures and internal control over financial reporting were ineffective. The 10-K identified material weaknesses involving segregation of duties, formal policies and procedures at a newly acquired business, and risk-assessment procedures. In the Company's Form 10-Q for the quarter ended June 30, 2026, management again determined that disclosure controls and procedures were ineffective at a reasonable-assurance level as of June 30, 2026.

Takeover Time believes these disclosures support a review of the Board's oversight of financial reporting, control remediation and finance leadership.

Finance Leadership Concentration

The Company disclosed that its CFO, Cindy Tang, resigned effective May 29, 2026. The Board stated that it intended to search for internal and external candidates. In the interim, Huan Liu, the Company's Chairman and Chief Executive Officer, began serving as interim CFO and assumed the duties of principal financial officer and principal accounting officer.

Takeover Time believes that this concentration of executive and financial-reporting responsibilities warrants careful stockholder consideration. This statement does not assert that the concentration itself is unlawful.

Shanghai Kesheng Receivable

The Company's June 30, 2026 Form 10-Q disclosed that a subsidiary contributed RMB 280,000,000, approximately $41.11 million at the time of contribution, to an investment fund for which Shanghai Kesheng Investment Management Co., Ltd. served as general partner and executive partner. The parties later terminated the partnership arrangement, and Shanghai Kesheng agreed to return the full RMB 280,000,000. The Company reclassified the amount as a receivable. A subsequent amendment requires repayment on or before December 30, 2026 and provides for 5% annual overdue interest beginning December 31, 2026 if unpaid.

As of June 30, 2026, the Company stated that it had not recorded an allowance for credit losses and would continue monitoring Shanghai Kesheng's credit risk. Takeover Time believes the size of this receivable warrants close board oversight of collection, credit risk and disclosure.

PROPOSAL 1 - BOARD SIZE FOR THE REPLACEMENT ACTION

Takeover Time proposes that stockholders amend Section 3.2 of the Company's Bylaws so that, immediately before the removal and election actions become effective, the number of directors is five. Section 109(a) of the DGCL provides that the power to adopt, amend or repeal bylaws remains in the stockholders entitled to vote even when the certificate of incorporation also confers bylaw-amendment power on the Board, and Section 8.5 of the Company's Bylaws expressly preserves the Stockholders' power to amend or repeal the Bylaws. This proposal is intended only to make the five-seat replacement structure operative even if the incumbent Board changes the number of directorships before effectiveness. It does not prohibit a later bylaw amendment by a duly constituted Board or by stockholders in accordance with the Company's governing documents and applicable law.

Proposed operative resolution: "RESOLVED, that, contingent upon approval of Proposals 2 and 3 and effective immediately prior to the effectiveness of those proposals, Section 3.2 of the Bylaws of Cheetah Net Supply Chain Service Inc. is hereby amended and restated in its entirety to read as follows: Section 3.2. Number and Qualification. The number of Directors shall be five (5), unless subsequently changed in accordance with these Bylaws and applicable law. Each Director shall hold office until such Director's death, term expiration, resignation, retirement, removal, disqualification or until such Director's successor is elected and qualifies. Directors need not be residents of the State of Delaware or stockholders of the Corporation. Proposal 1 shall not become effective unless Proposals 2 and 3 are also approved and capable of becoming effective as part of the same integrated written-consent action."

PROPOSAL 2 - REMOVAL OF THE INCUMBENT DIRECTORS

Takeover Time proposes to solicit written consents to remove, without cause, the Company's five current directors and any other covered director added before the integrated action becomes effective. The removal proposal is not intended to take effect by itself; it is mutually conditioned on Proposals 1 and 3 so that stockholders are not left with an intentionally vacant or incomplete Board.

Proposed operative resolution: "RESOLVED, that, contingent upon approval and effectiveness of Proposals 1 and 3, (i) each of Huan Liu, Xianggeng Huang, Xiangan Ruan, Huiping (Catherine) Chen and Huibo Deng and (ii) each person, other than a person elected pursuant to Proposal 3, who is nominated, elected, appointed or designated to the Board of Directors of Cheetah Net Supply Chain Service Inc. after the date of this Preliminary Consent Statement and before the effectiveness of this integrated action, be and hereby is removed, without cause, from the Board of Directors, effective immediately following Proposal 1 and immediately before Proposal 3."

PROPOSAL 3 - ELECTION OF FIVE REPLACEMENT DIRECTORS

Subject to Proposals 1 and 2 becoming effective as part of the same integrated action, Takeover Time proposes to elect the following five persons to fill the five directorships:

- Natasha Yuryevna Ovsepyan

- Jourdan Pierce Matthews

- Walter Franklin Harris

- Carol Grimes

- Yan Qin

Proposed operative resolution: "RESOLVED, that, contingent upon approval and effectiveness of Proposals 1 and 2 and provided that all directorships to which directors could be elected at an annual meeting held at the effective time are vacant, Natasha Yuryevna Ovsepyan, Jourdan Pierce Matthews, Walter Franklin Harris, Carol Grimes and Yan Qin are hereby elected to fill all five directorships, each to serve until such director's successor is duly elected and qualified or until such director's earlier death, resignation, retirement, removal or disqualification. Proposal 3 shall not become effective unless Proposals 1 and 2 are also approved and effective as part of the same integrated written-consent action."

Each nominee, if elected, would owe fiduciary duties to the Company and all of its stockholders. The nominee consents used for this campaign do not commit any nominee to vote or act in a predetermined manner as a director.

NOMINEE INFORMATION

Nominee	Age	Principal Occupations / Employment During the Past Five Years	CTNT Ownership
Natasha Yuryevna Ovsepyan	35	Self-employed real-estate professional, 2020-present, including affiliation with Real Broker LLC, a real-estate brokerage, from 2022-present; Founder, Owner and Administrator of Lux Home Care LLC, a home-care business, 2025-present; and Sole Owner and Managing Member of Takeover Time 2026 LLC, an investment and stockholder-engagement entity, 2026-present. These roles cover the five-year period preceding this solicitation.	1 Class A share.
Jourdan Pierce Matthews	38	Independent investment activities, 2021-2022; President and Chief Executive Officer of The Winvest Investment Fund Management Corp., a privately held investment entity, 2022-2025; and independent investor / investment professional, 2025-present, focused on public equities, capital markets, corporate governance and evaluation of public-company capital structures and strategic alternatives.	Approximately 27.45 Class A shares, derived from 4,117 pre-split shares acquired September 17, 2026.
Walter Franklin Harris	83	Self-directed real-estate investment and property-rental activities, 2010-present. During the past five years he has also continued public and civic governance activities, including service as Chairman of the Chatham County ABC Board; appointment as a Town Representative on the Pittsboro Board of Adjustment beginning August 2024; and service as Vice President of the Chatham County Historical Association.	0
Carol Grimes	77	Board President of the Neely Mansion Association, a nonprofit historical-preservation organization, 2019-present; and Clinical Research Associate at Acucela Inc./Kubota Vision, a clinical-research/biopharmaceutical organization, 2012-2024. These roles collectively cover the five-year period preceding this solicitation.	0
Yan Qin	61	Professor of Economics at Baruch College (CUNY), approximately 2012-present; and self-employed real-estate professional/broker, approximately mid-2017-present. These roles cover the five-year period preceding this solicitation.	22,670 Class A shares held through Fidelity.

Yan Qin - Background Detail. Mr. Qin has served as a Professor of Economics at Baruch College (CUNY) since approximately 2012 and has worked as a self-employed real-estate professional/broker since approximately mid-2017. His prior experience includes service as a Real Estate Instructor at New York University during the mid-2010s, an Economics Instructor at Yeshiva University during the early-to-mid-2010s, and an International Economic Analyst in Dubai, United Arab Emirates, from approximately 2009 to 2010. He has graduate training in economics and quantitative fields, which Takeover Time believes may be relevant to financial analysis, transaction review and capital-allocation oversight.

ADDITIONAL INFORMATION REGARDING THE NOMINEES

Qualifications and attributes. Takeover Time selected the nominees based on the experience and qualifications summarized below, together with the business experience described under "Nominee Information."

Natasha Yuryevna Ovsepyan. Takeover Time believes Ms. Ovsepyan's experience owning and managing businesses, working in real estate, participating in public-company investing and shareholder engagement, and evaluating micro-cap capital structures and corporate-governance matters would contribute to Board oversight of capital allocation, financing and governance.

Jourdan Pierce Matthews. Takeover Time believes Mr. Matthews's experience as an independent investor and investment professional, together with his prior service as President and Chief Executive Officer of The Winvest Investment Fund Management Corp. and his experience evaluating public-company capital structures, capital markets and strategic alternatives, would contribute to Board consideration of financing, capital allocation and strategic matters.

Walter Franklin Harris. Takeover Time believes Mr. Harris's longstanding public-board and civic-governance experience, including service involving organizational oversight, budgets, regulatory compliance and public responsibilities, would contribute to Board governance and oversight.

Carol Grimes. Takeover Time believes Ms. Grimes's nonprofit-board leadership, stewardship of restricted and public funds and assets, clinical-research experience, documentation controls and regulatory-compliance experience would contribute to Board oversight of controls, compliance and organizational governance.

Yan Qin. Takeover Time believes Mr. Qin's economics and quantitative background, real-estate and business experience, teaching experience and prior board leadership would contribute to financial analysis, transaction review, capital-allocation oversight and strategic evaluation.

Material proceedings. None of the five nominees is a party adverse to the Company or any of its subsidiaries in a material proceeding, and none has a material interest adverse to the Company or any of its subsidiaries in such a proceeding of the type required to be disclosed by Item 103(c)(2) of Regulation S-K. None of the nominees has been involved during the period specified by Item 401(f) of Regulation S-K in a legal proceeding required to be disclosed under that item.

Related-person transactions. No nominee has a direct or indirect material interest in a transaction, or a currently proposed transaction, involving the Company that requires disclosure under Item 404(a) of Regulation S-K. The family relationship between Carol Grimes and Jourdan Pierce Matthews is disclosed separately below. No other family relationship among the nominees has been identified.

Section 16(a) reporting. None of the nominees currently serves as a director or executive officer of the Company, and none beneficially owns more than ten percent of a class of the Company's equity securities registered under Section 12 of the Exchange Act. Accordingly, Takeover Time is not aware of any delinquent Section 16(a) reports required to be disclosed for the nominees under Item 405 of Regulation S-K.

Board and committee status; independence. None of the nominees currently serves on the Company's Board or any committee of the Company's Board. No post-election committee assignments have been made. As discussed under "Director Independence and Committee Qualifications," based on the information provided by the nominees and Takeover Time's review, Takeover Time believes that each of the five nominees would qualify as independent under Nasdaq Rule 5605(a)(2), subject to any formal determination made by the Board after election under the complete facts and circumstances then existing.

COMPENSATION OF THE NOMINEES

None of the five Takeover Time nominees currently serves, or during the last completed fiscal year served, as a director or executive officer of the Company. Takeover Time has not agreed to pay any nominee compensation for being nominated or for serving as a director if elected, and no special or additional Company compensation has been promised to any nominee in connection with this solicitation. Based on the Company's public filings and the information provided by the nominees, Takeover Time is not aware of any compensation paid by the Company to any nominee for service as a director or executive officer during the periods relevant to this solicitation. If elected, the nominees may become eligible to receive compensation for Board service under whatever director-compensation arrangements are then lawfully applicable to members of the Company's Board. No nominee has been promised a particular committee assignment, compensation amount or other special compensation arrangement.

FAMILY RELATIONSHIP

Carol Grimes is the mother of Jourdan Pierce Matthews. There are no other family relationships among the proposed nominees. Natasha Ovsepyan, Walter Harris and Yan Qin have no material family, business or financial relationship with another proposed nominee, CTNT or CTNT management.

DIRECTOR INDEPENDENCE AND COMMITTEE QUALIFICATIONS

Based on the information provided by the nominees and Takeover Time's review of the relationships disclosed in this consent statement, Takeover Time believes that Natasha Yuryevna Ovsepyan, Jourdan Pierce Matthews, Walter Franklin Harris, Carol Grimes and Yan Qin would each qualify as an independent director under Nasdaq Rule 5605(a)(2). None is currently an employee, officer or director of the Company, and Takeover Time has identified no relationship between any nominee and the Company that Takeover Time believes would interfere with the exercise of independent judgment in carrying out director responsibilities. Any formal independence determination following election would be made by the newly constituted Board under the complete facts and circumstances then existing.

No post-election committee assignments have been made. Audit-committee and compensation-committee service are subject to additional Nasdaq and SEC independence requirements, including SEC Rule 10A-3 and applicable provisions of Nasdaq Rule 5605. No nominee is represented in this Preliminary Consent Statement as an audit committee financial expert.

COMPANY INSIDER TRADING POLICY

The Company's Annual Report on Form 10-K for the year ended December 31, 2025 states that the Company's Board adopted an Insider Trading Policy applicable to the Company's directors, officers and employees. According to that filing, the policy prohibits, among other things, hedging or monetization transactions involving Company securities and certain short-term or speculative transactions, including short-term trading, short sales and publicly traded options. This description is based on the Company's public disclosure; Takeover Time is not the issuer and does not administer the Company's insider trading policy.

EXPECTED BOARD REVIEW IF THE NOMINEES ARE ELECTED

Takeover Time expects to recommend that a newly constituted Board promptly review, among other matters, senior management structure, financial-reporting leadership, internal-control remediation, capital-raising strategy, outstanding equity programs, the Shanghai Kesheng receivable, liquidity, material acquisitions and Nasdaq compliance. Takeover Time also currently expects to recommend that the new Board evaluate whether a stockholder rights plan (sometimes referred to as a poison pill) would be appropriate and whether to propose an amendment to the Certificate of Incorporation restricting or eliminating future stockholder action by written consent. Any rights plan would be considered by the Board at that time in light of its fiduciary duties and the then-existing circumstances. Any restriction or elimination of stockholder action by written consent would be subject to applicable Delaware law and any required stockholder approval. No nominee has made a binding commitment in advance to vote for any specific defensive measure.

PARTICIPANTS IN THE SOLICITATION

This solicitation is being made by Takeover Time 2026 LLC ("Takeover Time") and not by or on behalf of the Company or its Board of Directors. The participants in the solicitation are Takeover Time and the five proposed director nominees: Natasha Yuryevna Ovsepyan, Jourdan Pierce Matthews, Walter Franklin Harris, Carol Grimes and Yan Qin (collectively, the "Participants"). Beneficial ownership for purposes of this disclosure is determined in accordance with Exchange Act Rule 13d-3.

Participant identification, business addresses, occupations and beneficial ownership.

Participant	Business Address	Present Principal Occupation / Employment and Organization	CTNT Class A Beneficial Ownership
Takeover Time 2026 LLC	8403 NE 138th Street, Kirkland, Washington 98034	Delaware limited liability company engaged in securities investment, stockholder engagement and related activities.	0 shares.
Natasha Yuryevna Ovsepyan	8403 NE 138th Street, Kirkland, Washington 98034	Sole Owner and Managing Member of Takeover Time 2026 LLC, an investment and stockholder-engagement entity; Founder, Owner and Administrator of Lux Home Care LLC, a home-care business; and self-employed real-estate professional affiliated with Real Broker LLC, a real-estate brokerage. Her Takeover Time, Lux Home Care and self-employed real-estate activities are carried on from 8403 NE 138th Street, Kirkland, Washington 98034.	1 share.
Jourdan Pierce Matthews	8403 NE 138th Street, Kirkland, Washington 98034	Self-employed independent investor / investment professional engaged in public-equity, capital-markets, corporate-governance and public-company capital-structure analysis. This activity is carried on from 8403 NE 138th Street, Kirkland, Washington 98034.	Approximately 27.45 shares.
Walter Franklin Harris	P.O. Box 207, Pittsboro, North Carolina 27312	Self-directed real-estate investor and property-rental operator, carried on from the business/mailing address listed above. He also serves in public and civic governance roles, including Chairman of the Chatham County ABC Board, Town Representative on the Pittsboro Board of Adjustment and Vice President of the Chatham County Historical Association.	0 shares.
Carol Grimes	12303 SE Auburn-Black Diamond Road, Auburn, Washington 98092	Board President of the Neely Mansion Association, a nonprofit historical-preservation organization located at 12303 SE Auburn-Black Diamond Road, Auburn, Washington 98092.	0 shares.
Yan Qin	142-10 Roosevelt Avenue, #106, Flushing, New York 11355	Professor of Economics at Baruch College (CUNY), an institution of higher education whose principal campus address is One Bernard Baruch Way, 55 Lexington Avenue, New York, New York 10010; and self-employed real-estate professional/broker operating from 142-10 Roosevelt Avenue, #106, Flushing, New York 11355.	22,670 shares.

Interests in the matters to be acted upon. Takeover Time has an interest in the three proposals because it is the soliciting person seeking the integrated Board-composition change described in this consent statement. Each individual Participant is a proposed nominee and therefore has an interest in Proposal 3 by reason of his or her nomination and potential election to the Board. Because Proposals 1, 2 and 3 are mutually conditioned, the nominees also have an interest in Proposals 1 and 2 to the extent those proposals are necessary to effect the proposed Board-composition change. Natasha Ovsepyan, Jourdan Matthews and Yan Qin also have the stockholder interests reflected by their beneficial ownership disclosed above. If elected, the nominees may become eligible to receive compensation for Board service on the same basis as other directors if and as established by the Board; there is no special compensation arrangement with any nominee in connection with this solicitation or potential Board service.

Record ownership. No Participant owns CTNT securities of record but not beneficially. The Class A shares beneficially owned by Natasha Ovsepyan, Jourdan Matthews and Yan Qin are held through brokerage accounts in street name.

Contracts, arrangements and understandings concerning CTNT securities. Except for the transactions and source-of-funds information described in this consent statement, no Participant is, or during the past year was, a party to any contract, arrangement or understanding with any person concerning CTNT securities, including any joint venture, loan or option arrangement, put or call, guarantee against loss or of profit, division of losses or profits, or agreement concerning the giving or withholding of any proxy, consent or voting instruction.

Associates. No additional CTNT securities are beneficially owned by associates of any Participant other than securities already attributed to another named Participant in this consent statement. Natasha Ovsepyan is the sole owner and Managing Member of Takeover Time, which currently owns no CTNT shares. Carol Grimes is the mother of Jourdan Matthews; Ms. Grimes owns no CTNT shares and Mr. Matthews beneficially owns approximately 27.45 Class A shares as stated above. The names and addresses of Takeover Time, Ms. Ovsepyan, Ms. Grimes and Mr. Matthews are set forth in the participant-identification table above.

Securities of a parent or subsidiary. No Participant beneficially owns securities of any parent or subsidiary of the Company.

Related-person transactions. No Participant has a direct or indirect material interest in any transaction or currently proposed transaction involving the Company that is required to be disclosed under Item 404(a) of Regulation S-K.

Future employment or transactions. Other than each nominee's agreement to be nominated and to serve as a director if duly elected, no Participant has any arrangement or understanding with any person concerning future employment by the Company or any affiliate, or any future transaction to which the Company or any affiliate will or may be a party. No officer appointment or specific Company transaction has been promised or agreed upon in advance.

SECURITIES TRANSACTIONS OF PARTICIPANTS

Schedule 14A requires specified information concerning purchases and sales of Company securities by participants during the prior two years. The transaction information below reflects the CTNT transactions of the participants during the preceding two years based on participant records and information available to Takeover Time. Takeover Time, Natasha Ovsepyan, Jourdan Matthews, Walter Harris and Carol Grimes have no other CTNT transactions during that period. Mr. Qin's transaction information is based on information he provided and the Fidelity account materials available to Takeover Time; the specific limitation concerning one execution date and the reconciliation to his current position is disclosed in his row below.

Participant	Transaction Information	Additional Notes
Takeover Time 2026 LLC	September 17, 2026: acquired 1,846,000 pre-1-for-150-split Class A shares for an aggregate purchase price of $84,995.46 (average approximately $0.04604 per share). The September 2026 1-for-150 reverse split converted the position to 12,306 whole post-split shares plus the broker/issuer treatment of the remaining fractional interest. September 28, 2026: sold all 12,306 whole post-split shares then held by Takeover Time.	Current ownership through Takeover Time: 0 shares. The September 17 acquisition is reflected in Takeover Time's filed Schedule 13D; its September 25 Schedule 13D/A stated that no additional transaction had occurred through that filing date. The September 28 disposition occurred afterward.
Natasha Ovsepyan	Personal Robinhood market purchase submitted September 28 and filled September 29, 2026: 1 Class A share at $2.94.	Current personal ownership: 1 Class A share. Natasha is the sole member and managing member of Takeover Time; the historical LLC-held CTNT position and LLC transactions are listed separately above and are not duplicated in this row.
Jourdan Matthews	September 17, 2026: acquired 4,117 pre-1-for-150-split Class A shares for an aggregate cost of approximately $185.27. Following the September 2026 1-for-150 reverse split, the position corresponds to approximately 27.45 shares; Robinhood displays approximately 27.45 shares and an average cost of approximately $6.75 per post-split share.	Current personal ownership: approximately 27.45 Class A shares.
Walter Harris	No CTNT transactions.	Current ownership: 0 shares.
Carol Grimes	No CTNT transactions.	Current ownership: 0 shares.
Yan Qin	September 15, 2026: acquired 1,982,051 pre-split shares at approximately $0.062 per share. September 16, 2026: acquired 380,000 pre-split shares at an average price of approximately $0.045 per share. September 17, 2026: acquired 573,645 pre-split shares at an average price of approximately $0.046 per share. Mr. Qin has reported that he acquired an additional 482,190 pre-split shares at approximately $0.047 per share after the September 17 transaction and that his aggregate position was 3,417,886 pre-split shares by September 19, 2026. Takeover Time has not received an execution record sufficient to state the exact trade date of that 482,190-share block and therefore does not state an unverified execution date as fact. The Company's 1-for-150 reverse stock split became effective on September 21, 2026. Mr. Qin's current Fidelity position is reported as 22,670 Class A shares.	Current Fidelity position reported by Mr. Qin: 22,670 Class A shares. The exact execution date of the 482,190-share block, and any subsequent disposition, transfer, corporate-action adjustment or other account activity necessary to reconcile the aggregate pre-split position reported by Mr. Qin with his current post-split position, have not been confirmed from the materials presently available to Takeover Time. Takeover Time will supplement or correct this disclosure if additional Fidelity records become available before definitive consent materials are furnished.

BORROWED FUNDS / SECURITY FINANCING

Takeover Time's filed Schedule 13D states that its September 17, 2026 purchase was funded with personal funds contributed by its sole member, Natasha Ovsepyan. The CTNT shares held by Natasha Ovsepyan, Jourdan Pierce Matthews and Yan Qin are not pledged, margined, borrowed against or otherwise subject to financing.

ARRANGEMENTS, COMPENSATION AND OTHER INTERESTS

There is no nominee compensation, reimbursement, voting commitment or other benefit connected with nomination or service, other than the nomination itself.

The nominee consent forms state that no nominee has made a voting commitment as a future director and that, if elected, each nominee will exercise independent judgment and perform fiduciary duties. The nominees have not agreed in advance to terminate any officer, revoke account access, select a specific executive, or approve a specific transaction.

LEGAL PROCEEDINGS

None of the nominees is involved in a legal, regulatory, bankruptcy, criminal, civil, administrative or disciplinary proceeding requiring disclosure in this consent solicitation.

SOLICITATION METHODS AND EXPENSES

Persons making the solicitation and methods. The solicitation is being made by Takeover Time and the other Participants identified in this consent statement. Consents may be solicited by mail, courier, telephone, electronic communication, internet communication and personal solicitation by the Participants, subject to the federal proxy rules. The Participants may communicate with stockholders directly and may use brokers, banks, nominees and distribution services to transmit solicitation materials to beneficial owners.

Universal proxy rule. Exchange Act Rule 14a-19 does not apply to a consent solicitation. Accordingly, the universal-proxy-card requirements in Rule 14a-19, including its 67% solicitation requirement for contested director elections conducted at meetings, do not apply to this written-consent solicitation.

Employees and specially engaged persons. Takeover Time does not currently expect to use regular employees to solicit security holders. The individual Participants may solicit consents personally but will not receive additional compensation specifically for solicitation activity. No specially engaged employee, representative, proxy solicitor or other paid solicitation firm has been retained as of the date of this revised preliminary consent statement. If Takeover Time later retains a proxy solicitor or other specially engaged person, the material terms, anticipated cost and approximate number of persons expected to solicit will be disclosed as required.

Estimated expenditures and expenditures to date. Takeover Time estimates that total expenditures in furtherance of or in connection with the solicitation will be approximately $50,000, subject to change as the solicitation develops. Approximately $156 has been incurred to date, primarily for mailing and delivery costs.

Persons bearing the cost. Takeover Time expects to bear the expenses of the solicitation initially from its own resources. If the solicitation is successful, Takeover Time intends to seek reimbursement from the Company for reasonable expenses incurred in connection with the solicitation. Takeover Time does not intend to submit the question of such reimbursement to a vote of the Company's security holders. There can be no assurance that reimbursement will be approved.

STOCKHOLDER LIST AND DISTRIBUTION

On September 30, 2026, Natasha Yuryevna Ovsepyan sent a demand under DGCL Section 220 seeking the Company's stock ledger and related stockholder-list materials for the purpose of communicating with fellow stockholders and for other purposes stated in the demand. The Company received the demand on October 2, 2026. The stockholder-list process is separate from this federal consent solicitation. Takeover Time may also use the procedures available under Exchange Act Rule 14a-7, as applicable, and may work through brokers, banks, nominees and a proxy-solicitation or distribution service to reach beneficial owners.

IMPORTANT INFORMATION ABOUT THE COMPANY'S CAPITALIZATION

The Company's September 30, 2026 Form 8-K stated that, after giving effect to the 1-for-150 reverse stock split and adjustment for the treatment of fractional shares, the Company had approximately 1,332,087 Class A shares and approximately 1,358 Class B shares issued and outstanding as of September 30, 2026.

Those figures are not the final record-date share count because no record date has yet been fixed. The Company also reported that approximately 196,850,000 pre-split Class A shares had been sold under its August 2026 ATM program through September 25, 2026; the September 30 Form 8-K did not state that the program had been terminated or exhausted. The exact capitalization and voting power as of the record date therefore cannot presently be determined.

APPENDIX A

PRELIMINARY FORM OF WRITTEN CONSENT

CHEETAH NET SUPPLY CHAIN SERVICE INC. (NASDAQ: CTNT)

THIS CONSENT SOLICITATION IS BEING MADE BY TAKEOVER TIME 2026 LLC AND THE OTHER PARTICIPANTS NAMED IN THE PRELIMINARY CONSENT STATEMENT, AND NOT BY OR ON BEHALF OF CHEETAH NET SUPPLY CHAIN SERVICE INC. OR ITS BOARD OF DIRECTORS.

PRELIMINARY - DO NOT USE TO SUBMIT A CONSENT UNTIL DEFINITIVE CONSENT MATERIALS ARE FURNISHED.

This preliminary form should be read together with the Preliminary Consent Solicitation Statement. Takeover Time 2026 LLC is seeking one integrated action concerning the composition of the Board through the three mutually conditioned proposals below.

Record Date: ____________________________	Date of Consent: ____________________________
Stockholder Name: ____________________________	Shares / Class: ____________________________

PROPOSAL 1 - BOARD SIZE FOR THE REPLACEMENT ACTION

Action	CONSENT	WITHHOLD CONSENT	ABSTAIN
Amend Bylaw Section 3.2 so that the number of directors is five (5) immediately before the removal and election actions become effective. The amendment does not prohibit a later bylaw amendment by a duly constituted Board or by stockholders.	[ ]	[ ]	[ ]

PROPOSAL 2 - REMOVAL OF THE CURRENT DIRECTORS

Action	CONSENT	WITHHOLD CONSENT	ABSTAIN
Remove, without cause, Huan Liu, Xianggeng Huang, Xiangan Ruan, Huiping (Catherine) Chen and Huibo Deng and, as provided in the operative resolution, any other covered director added before the integrated action becomes effective, other than a Takeover Time nominee.	[ ]	[ ]	[ ]

PROPOSAL 3 - ELECTION OF FIVE REPLACEMENT DIRECTORS

Nominee	CONSENT	WITHHOLD CONSENT	ABSTAIN
Natasha Yuryevna Ovsepyan	[ ]	[ ]	[ ]
Jourdan Pierce Matthews	[ ]	[ ]	[ ]
Walter Franklin Harris	[ ]	[ ]	[ ]
Carol Grimes	[ ]	[ ]	[ ]
Yan Qin	[ ]	[ ]	[ ]

The three proposals are mutually conditioned. None is intended to become effective unless all three are approved and capable of becoming effective as one integrated Board-replacement action. If effective, Proposal 1 sets the number of directorships at five immediately before Proposal 2 removes the covered directors, and Proposal 3 immediately fills those five directorships with the five nominees.

VOTING INSTRUCTION: Mark one box for each proposal and one box for each nominee. IF THIS CONSENT CARD IS SIGNED, DATED AND VALIDLY DELIVERED BUT NO BOX IS MARKED FOR PROPOSAL 1 OR PROPOSAL 2, THE STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL. IF THIS CONSENT CARD IS SIGNED, DATED AND VALIDLY DELIVERED BUT NO BOX IS MARKED FOR A NOMINEE UNDER PROPOSAL 3, THE STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THE ELECTION OF THAT NOMINEE. A stockholder may avoid that treatment by marking WITHHOLD CONSENT or ABSTAIN for the applicable proposal or nominee. Record holders should sign in the name shown on the Company's records. Shares held through a broker, bank or other nominee should be handled in accordance with that intermediary's instructions.

IN ORDER FOR A CONSENT TO BE VALID, IT MUST BE DATED.

STOCKHOLDER EXECUTION

Signature of Stockholder: ___________________________________	Date: ________________________
Signature of Joint Holder, if applicable: ____________________________	Title / Capacity, if applicable: ________________________
Printed Name(s): __________________________________________________________________________________

TAKEOVER TIME 2026 LLC - CTNT CONSENT SOLICITATION - PRELIMINARY FORM